Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated September 29, 2008, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is being made to all holders of Shares, except that the Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(including the Associated Preferred Stock Purchase Rights)
of
International Rectifier Corporation
at
$23.00 Net Per Share
by
IR Acquisition Corp.
a wholly owned subsidiary of
Vishay Intertechnology, Inc.

IR Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Vishay Intertechnology, Inc., a Delaware corporation (“Vishay”), is offering to purchase all the outstanding shares of common stock, par value $1.00 per share (the “Common Stock”), of International Rectifier Corporation, a Delaware corporation (the “Company”), including the associated preferred stock purchase rights issued under the Amended and Restated Rights Agreement, dated as of December 15, 1998, as amended, between the Company and Chase Mellon Shareholder Services, L.L.C., as Rights Agent (the “Rights” and, together with the Common Stock, the “Shares”), at a price of $23.00 per Share net to the seller in cash (subject to applicable withholding taxes), without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 29, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments, supplements or other modifications thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, OCTOBER 27, 2008, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (1) the Company’s stockholders having validly tendered and not properly withdrawn prior to the Expiration Date (as defined below) a total number of Shares representing, together with the Shares owned by Vishay, at least a majority of the total voting power of all of the outstanding securities of the Company entitled to vote generally in the election of directors or with respect to a merger, calculated on a fully diluted basis, (2) Vishay being satisfied in its sole discretion that the restrictions on business combinations with interested stockholders set forth in Section 203 of the Delaware General Corporation Law are inapplicable to the Offer and the Proposed Merger (as defined below) or any other business combination involving Vishay or any of its subsidiaries and the Company, (3) all waiting periods under applicable antitrust laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated, (4) the Company’s board of directors redeeming the Rights, or Vishay being satisfied in its sole discretion that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger, (5) Vishay having available to it proceeds of financings that are sufficient, together with cash on hand, to consummate the Offer and the Proposed Merger and to refinance all debt of the Company and Vishay that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of the Offer or the Proposed Merger or the financing thereof and to pay all related fees and expenses. The Offer is also subject to the satisfaction of certain other conditions set forth in Section 15 of the Offer to Purchase.

The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Vishay currently intends, as soon as practicable following the consummation of the Offer, to seek to have Purchaser consummate a merger with and into the Company (the “Proposed Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Vishay. At the effective time of the Proposed Merger, each share of Common Stock then outstanding that is not owned by Vishay, Purchaser or other subsidiaries of Vishay (other than shares of Common Stock owned by the Company) would be converted, pursuant to the terms of the Proposed Merger, into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer, without interest (and less any applicable withholding taxes).

For purposes of the Offer, Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if Purchaser gives notice of its acceptance to BNY Mellon Shareowner Services, the Depositary for the Offer (the “Depositary”). Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary. The Depositary will act as agent for all tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the purchase price for Shares pursuant to the Offer, regardless of any delay in making such payment. If Vishay increases the consideration to be paid for Shares in the Offer, Vishay will pay such increased consideration for all Shares purchased pursuant to the Offer. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility, (ii) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees and (iii) any other required documents. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, Purchaser’s obligation to make such payment shall be satisfied and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

“Expiration Date” means 12:00 midnight, New York City time, on Monday, October 27, 2008, unless Purchaser, in its sole discretion, extends the period during which the Offer is open, in which event the Expiration Date shall mean the latest time and date on which the Offer, as so extended by Purchaser, shall expire. Purchaser reserves the right, subject to applicable laws and regulations, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open, and thereby delay acceptance of, and the payment for, Shares and (ii) to amend the Offer in any other respect, by giving notice of such extension or amendment to the Depositary. Any extension or amendment of the Offer will be followed as promptly as practicable by public announcement thereof and, in the case of an extension, such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

Purchaser does not currently intend to include a subsequent offering period in the Offer, although it reserves the right to do so in its sole discretion. Pursuant to Rule 14d-7 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no withdrawal rights apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. Purchaser will pay the same Offer Price to stockholders tendering Shares in the Offer or in a subsequent offering period, if it includes one.

Tendering stockholders may withdraw tenders of Shares made pursuant to the Offer at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after November 27, 2008 unless such Shares have been accepted for payment as provided in the Offer to Purchase.

To withdraw tendered Shares, a written or facsimile transmission of a notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date. Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and its determination shall be final and binding.

The information required to be disclosed by Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

A request has been made to the Company under Section 220 of the Delaware General Corporation Law for use of the Company’s stockholder lists and security position listings for the purpose, among other matters, of disseminating the Offer to stockholders. The Offer to Purchase, the Letter of Transmittal and all other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company’s stockholders lists which Vishay has obtained, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares by Purchaser.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent and will be furnished promptly at Purchaser’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders Call Toll-Free: (877) 456-3402
Banks and Brokers Call Collect: (212) 750-5833

September 29, 2008